Exhibit 99.8
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Algonquin Power & Utilities Corp. (the “Corporation”) on Form 40-F for the year ended December 31, 2015 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, David Bronicheski, Chief Financial Officer of the Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:
(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date: March 14, 2016	By:	/s/ David Bronicheski
	Name:	David Bronicheski
	Title:	Chief Financial Officer